UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 1, 2018

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒     Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	1 November 2018

Release Number	22/18

BHP announces US$10.4 billion shareholder return program

BHP plans to return US$10.4 billion to its shareholders through the combination of an off-market buy-back and a special dividend.

The program will commence immediately with BHP targeting an off-market buy-back of US$5.2 billion (A$7.3 billion)(1) of BHP Billiton Limited shares (Off-Market Buy-Back) under which BHP Billiton Limited can buy back shares at up to a 14% discount. BHP intends to pay the balance of the net proceeds from the sale of its Onshore US assets (expected to be US$5.2 billion) to all shareholders in the form of a special dividend (Special Dividend) to be determined following completion of the Off-Market Buy-Back, and to be payable in January 2019.

BHP Chief Executive Officer, Andrew Mackenzie, said “We made a commitment that all the net proceeds from the disposal of our Onshore US assets would be returned to shareholders and we are honouring that commitment now that the sale transactions have been completed. Returning this US$10.4 billion will bring the total cash returned to shareholders to US$21 billion over the last two years.”

BHP Chairman, Ken MacKenzie, said “Consistent with our Capital Allocation

Framework, the Board has carefully considered how best to return the net proceeds to our shareholders. We believe that the off-market buy-back and special dividend program announced today will return significant value to all our shareholders, allowing the entire BHP global shareholder base to participate, both directly and indirectly, in the shareholder return program.”

Shareholder return program

All shareholders are expected to benefit from the Off-Market Buy-Back as (i) for some BHP Billiton Limited shareholders, depending on their tax status, the after-tax return from participating in the Off-Market Buy-Back may be greater than the return from the sale of their shares on-market; (ii) the Off-Market Buy-Back is expected to improve return on equity, cash flow per share and earnings per share for all shareholders who continue to hold shares in BHP; and (iii) the Off-Market Buy-Back is an efficient means of returning capital to shareholders, including as a result of the discount of up to 14 per cent available to BHP Billiton Limited under the Off-Market Buy-Back.

BHP will target an Off-Market Buy-Back of US$5.2 billion (A$7.3 billion)(1) of BHP Billiton Limited shares. BHP Billiton Limited may, at its discretion, vary the size of the Off-Market Buy-Back, subject to certain legal restrictions. BHP Billiton Limited expects to announce the results of the Off-Market Buy-Back on Monday 17 December 2018.

Following completion of the Off-Market Buy-Back, BHP intends to determine the Special Dividend on Monday 17 December 2018, with the per share dividend amount to be calculated by reference to the reduced number of shares on issue following completion of the Off-Market Buy-Back. The Special Dividend will be fully franked and, according to the indicative timetable included in this announcement, paid on Wednesday 30 January 2019, with a dividend ex-entitlement date of Thursday 10 January 2019 on the Australian Securities Exchange, London Stock Exchange and New York Stock Exchange, and Wednesday 9 January 2019 on the Johannesburg Stock Exchange.

The dates for the Off-Market Buy-Back and the intended Special Dividend are set out in the indicative timetable included in this announcement. While BHP does not anticipate any changes to the times and dates set out in the indicative timetable, it reserves the right to vary them without notification.

Details of the Off-Market Buy-Back

The Off-Market Buy-Back is considered an off-market buy-back for the purposes of the Income Tax Assessment Act 1936 (Cth). BHP Billiton Limited will repurchase BHP Billiton Limited shares under the Off-Market Buy-Back at a discount of up to 14 per cent to the volume weighted average price (VWAP) of BHP Billiton Limited shares (Buy-Back Price), where the VWAP will be calculated for the five trading day period up to and including the closing date of the Off-Market Buy-Back (Market Price). Eligible shareholders of BHP Billiton Limited may tender some or all of their shares at discounts of between 10 per cent and 14 per cent inclusive (at one per cent intervals) to the Market Price or as a final price tender (which is an election to receive the Buy-Back Price). Eligible shareholders may also impose a minimum price condition on their tender, and if the Buy-Back Price is less than the minimum price specified, then that shareholder’s tender will not be accepted. The Buy-Back Price will be determined according to the tenders lodged by eligible shareholders and the Market Price.

Eligible shareholders may choose to participate in the Off-Market Buy-Back for various reasons and, in so doing, may take advantage of the tax benefits that arise only under the Australian taxation regime. BHP Billiton Limited does not anticipate that shareholders who are resident outside Australia will participate, as they are likely to obtain a better outcome by selling their shares on-market. Certain excluded foreign persons, including shareholders in the United States (US), US persons and residents of Canada, will not be eligible to participate in the Off-Market Buy-Back. In addition, American Depositary Receipts (ADRs) and restricted employee shares may not be tendered into the Off-Market Buy-Back.

For shares successfully tendered into the Off-Market Buy-Back, the cut-off date for franking credit entitlement under the 45 day rule, for the purposes of the Off-Market Buy-Back, is Thursday 1 November 2018.

For Australian tax purposes, the Buy-Back Price received by participating shareholders will comprise the following:

a) a capital component of A$0.38 per share; and

b) a fully franked deemed dividend equal to the Buy-Back Price less A$0.38 per share.

For the purpose of capital gains tax calculations, the capital proceeds will be the A$0.38 per share capital component plus an amount equal to the excess of the Tax Value(2) over the Buy-Back Price.

Under the Off-Market Buy-Back tender process, BHP Billiton Limited will buy all shares tendered by eligible shareholders who elect to receive the Buy-Back Price or who tender their shares at a discount greater than, or equal to, the final buy-back discount determined under the tender process, subject to any required scale back. To the extent that more shares are tendered than the amount of the buy-back, then tenders will be scaled back, subject to the rules on small shareholdings (see below).

All tendered shares that are accepted by BHP Billiton Limited will be bought back at the Buy-Back Price, even if they are tendered at a discount that represents a price below the Buy-Back Price. BHP Billiton Limited will not buy back any shares tendered by shareholders at a price above the Buy-Back Price or tenders with a minimum price condition that is greater than the Buy-Back Price.

The scale back mechanism, consistent with market practice, has been structured to minimise eligible registered shareholders with small holdings from being disadvantaged. If there is a scale-back, eligible shareholders will have the first 165 shares (or if they hold fewer than 165 shares, then that smaller number of shares) accepted into the Off-Market Buy-Back (Priority Allocation). In addition, any eligible shareholders who tender all of their shares at or below the Buy-Back Price and who would be left with a small holding (65 shares or fewer) after the Priority Allocation and any scale back, will have their tender accepted in full.

It is likely that the BHP Billiton Limited shares could be sold on-market at a price that will be higher than the Buy-Back Price, as shareholders are being invited to tender shares into the Off-Market Buy-Back at discounts to the Market Price. However, for some shareholders, depending on their individual circumstances, the Off-Market Buy-Back may provide a greater after-tax return than the return from selling their shares on-market. The Off-Market Buy-Back will have different tax consequences for different shareholders. As such, BHP Billiton Limited strongly recommends that shareholders seek their own professional advice (including financial and tax advice) about the implications of participation in the Off-Market Buy-Back in respect of their own individual circumstances.

Eligible shareholders will be sent a personalised Off-Market Buy-Back information flyer detailing how eligible shareholders can obtain a copy of the Off-Market Buy-Back booklet (Buy-Back Booklet). The Buy-Back Booklet contains the Off-Market Buy-Back terms and conditions (including eligibility and details of the tender process), and is expected to be available on our website (bhp.com), or (if requested) dispatched in hardcopy, from Thursday 8 November 2018. Neither the information flyer, nor the Buy-Back Booklet, can be distributed or released in or into the US or Canada.

Shareholders should read all of the information in the Buy-Back Booklet before deciding whether to participate in the Off-Market Buy-Back.

Special Dividend considerations

Having regard to the scale, nature and timing of the intended Special Dividend, BHP’s Dividend Reinvestment Plan will not operate with respect to the Special Dividend.

Shareholders will not be entitled to the Special Dividend in respect of shares that are successfully sold into the Off-Market Buy-Back. This is because the Special Dividend will be paid after completion of the Off-Market Buy-Back.

The record date for the Special Dividend will occur after the Off-Market Buy-Back has been completed to ensure that the “Last-In-First-Out” (LIFO) rule does not apply to deny franking credits in respect of the Special Dividend for shareholders who both successfully sell shares into the Off-Market Buy-Back and receive the Special Dividend on shares held on Friday 11 January 2019 (according to the indicative timetable) (3).

Shareholder return timetable(4)

Event	Date
Off-Market Buy-Back announcement	1 November 2018
Last day that shares can be acquired to be eligible for franking credit entitlements under the Off-Market Buy-Back(5)	1 November 2018
Last day that shares can be acquired to be eligible to participate in the Off-Market Buy-Back(6)	5 November 2018

Shares quoted ex-entitlement to participate in the Off-Market Buy-Back on the Australian Securities Exchange (ASX) (shares acquired on the ASX on or after this date will not confer an entitlement to participate in the Off- Market Buy-Back)

6 November 2018
Determination of eligible BHP Billiton Limited shareholders entitled to participate in the Off-Market Buy-Back (Buy-Back Record Date)	7 November 2018

Expected completion of mail out of Off-Market Buy-Back information flyer to eligible shareholders	15 November 2018
Off-Market Buy-Back tender period opens	19 November 2018
Off-Market Buy-Back tender period closes – tenders must be received by 5.00pm (AEDT) (Closing Date)	14 December 2018
Announcement of the Buy-Back Price and any scale back	17 December 2018
Special Dividend determined and announced	17 December 2018
Completion of Off-Market Buy-Back proceeds dispatch/crediting to successful BHP Billiton Limited shareholders	24 December 2018
Special Dividend currency conversion into South African Rand	4 January 2019
Last day to trade cum-dividend on Johannesburg Stock Exchange	8 January 2019
Special Dividend ex-dividend date (Johannesburg Stock Exchange)	9 January 2019
Last day to trade cum-dividend on ASX, London Stock Exchange and New York Stock Exchange(5)	9 January 2019
Special Dividend ex-dividend date (ASX, London Stock Exchange and New York Stock Exchange)(7)	10 January 2019
Special Dividend record date (including currency conversion and currency election dates for ASX and London Stock Exchange)	11 January 2019
Special Dividend payment date	30 January 2019

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of Wednesday 9 January and Friday 11 January 2019 (inclusive), and transfers between the UK register and the South African register will not be permitted between the dates of Friday 4 January and Friday 11 January 2019 (inclusive).

Shareholder enquiries

Shareholders who have any enquiries in relation to the Off-Market Buy-Back may contact the dedicated Off-Market Buy-Back enquiry line on 1300 366 363 within Australia or +61 3 9415 4020 when calling from outside Australia, or visit our website: bhp.com.

Important notice:

This announcement does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase, any securities in any jurisdiction, nor shall it or the fact of its distribution be relied on in connection with any contract thereof. No indications of interest in the Off-Market Buy-Back are sought by this announcement, which relates to the BHP shareholder return program. Shareholders who are (or nominees who hold BHP Billiton Limited shares on behalf of or for the account or benefit of persons who are) in the United States or US persons (within the meaning of Regulation S under the United States Securities Act of 1933, as amended), residents of Canada or who are otherwise excluded foreign persons will not be eligible to participate in the Off-Market Buy-Back described in this announcement. ADRs and restricted employee shares may not be tendered into the Off-Market Buy-Back. Off-Market Buy-Back documents, including the information flyer referred to in this announcement, the booklet describing the terms of the Off-Market Buy-Back and tender forms, when issued, will not be distributed or released in or into the United States or Canada.

(1)	At transacted rate.
(2)

The Tax Value will be calculated pursuant to ATO guidelines (detailed in Tax Determination 2004/22). The Tax Value will be the five day VWAP of BHP Billiton Limited shares on the ASX and Chi-X up to and including Wednesday 31 October 2018, adjusted for the movement in the BHP Billiton Plc share price from the closing price on the London Stock Exchange on Wednesday 31 October 2018 to the opening price on the London Stock Exchange on the closing date of the Off-Market Buy-Back (Tuesday 18 December 2018).

(3)

The ATO advises that the Commissioner considers that the LIFO rule is not offended by the timetable proposed. Payment of the Special Dividend prior to completion of the Off-Market Buy-Back could have resulted in the LIFO rule applying in certain circumstances (for the purposes of the 45 day rule) to deny franking credits to some shareholders on the Special Dividend – refer ATO guidance which can be accessed at https://www.ato.gov.au/Business/Imputation/In-detail/Applying-the-last-in-first-out- method-under-the-holding-period-rule/.

(4)	While BHP does not anticipate any changes to these times and dates, it reserves the right to vary them without notification.
(5)	Shares acquired after this date will generally not satisfy the 45-day rule for the purposes of determining an Australian shareholder’s franking credit entitlement on the Off-Market Buy-Back.
(6)

The acquisition of shares on Friday 2 November or Monday 5 November 2018 will prevent a shareholder from satisfying the 45-day rule on certain shares acquired on or before Thursday 1 November 2018 which are tendered into the Buy-Back.

(7)	BHP Billiton Limited and BHP Billiton Plc shares are quoted in the form of American Depositary Shares (ADSs) and traded as ADRs on the New York Stock Exchange. Each ADS represents two ordinary shares.

Further information on BHP can be accessed on our website: bhp.com.

Media Relations

Email: media.relations@bhpbilliton.com

Australia and Asia

Gabrielle Notley

Tel: +61 3 9609 3830 Mobile: +61 4 1107 1715

United Kingdom and South Africa

Neil Burrows

Tel: +44 20 7802 7484 Mobile: +44 7786 661 683

North America

Judy Dane

Tel: +1 713 961 8283 Mobile: +1 713 299 5342

Investor Relations

Email: investor.relations@bhpbilliton.com

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

United Kingdom and South Africa

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Americas

James Wear

Tel: +1 713 993 3737 Mobile: +1 347 882 3011

BHP Billiton Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

headquartered in Australia

Follow us on social media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	November 1, 2018	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary